

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2016

Via E-mail
Miranda So, Esq.
Davis Polk & Wardwell LLP
The Hong Kong Club Building
3A Chater Road
Hong Kong

> **Re:** **E-House (China) Holdings Limited**
> **Amended Schedule 13E-3 filed by E-House (China) Holdings Limited, et. al.**
> **Filed May 27, 2016**
> **File No. 005-83544**

Dear Ms. So:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Proxy Statement

1. We note your response to prior comment 3. We believe the Summary Term Sheet and Questions and Answers section continue to be too long. Please shorten these sections significantly. Refer to Item 1001 of Regulation M-A.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 36

2. We reissue prior comment 6. The fairness determination required to be made under Item 1014 of Regulation M-A must be as to unaffiliated security holders. The fairness opinion rendered by Duff & Phelps, adopted by the Special Committee and the board in support and as part of their fairness determination, includes among the security holders addressed affiliates of yours other than those listed (for example, your officers and directors). Thus, please revise your disclosure to address the differences in the group of security holders addressed by the Duff & Phelps opinion, on the one hand, and your fairness determination, on the other.

Position of the Buyer Group as to the Fairness of the Merger, page 43

3. We note your response to prior comment 11. Please revise your disclosure to include your discussion as to why the factors cited in your response "enhance the certainty that…the merger will be completed as contemplated."

Certain Financial Projections, page 50

4.   With a view toward clarifying disclosure, please tell us the differences between "Lejuc" (page 50) and "Leju" (page 52). Are these different divisions or businesses?

Opinion of the Special Committee's Financial Advisor, page 54

5.   We note that your revised disclosure in response to prior Comment 15 includes discussion of "some of the assumptions" made by Duff & Phelps in the connection with their preparation the fairness opinion. Please revise your disclosure to confirm that all material assumptions underlying limitations upon the figures disclosed have been identified.

Selected Public Companies and Merger and Acquisition Transactions Analyses, page 57

6.   We note your response to prior comment 19. Please revise to include the substance of this response within your disclosure.

7.   We note that your response to prior comment 20. Please revise your disclosure to include the explanation provided in your response as to why the significant variations in financial multiples and limited information available for the Selected M&A Transactions led Duff & Phelps to determine not to use such data in reaching its fairness opinion.

8.   On a related note, disclose the substance of the last sentence of your response to prior comment 20.

    You may contact Bryan J. Pitko, Attorney Advisor, at (202) 551-3203 or me at (202) 551-3639 with any questions regarding our comments.

                        Sincerely,

                        /s/ Daniel F. Duchovny
                        Daniel F. Duchovny
                        Special Counsel
                        Office of Mergers and Acquisitions